Filed under Rule 433
File No. 333-236742-01

Final Term Sheet

April 29, 2020

Issuer:	Consumers Energy Company
Securities:	2.50% First Mortgage Bonds due 2060
Aggregate Principal Amount Offered:	$525,000,000
Maturity Date:	May 1, 2060
Coupon:	2.50%
Yield to Maturity:	2.534%
Spread to Benchmark Treasury:	+130 basis points
Benchmark Treasury Security:	2.375% due November 15, 2049
Benchmark Treasury Price and Yield:	128-06; 1.234%
Interest Payment Dates:	May 1 and November 1
First Interest Payment Date:	November 1, 2020
Public Offering Price:	99.149%
Optional Redemption:	Make-whole call at any time prior to November 1, 2059 at the Treasury rate plus 20 basis points and, thereafter, at par
Trade Date:	April 29, 2020
Settlement Date:	May 13, 2020 (T+10)
Expected Ratings:	Aa3 / A / A+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	BNP Paribas Securities Corp.
BofA Securities, Inc.
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
CUSIP/ISIN:	210518 DJ2 / US210518DJ22

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Mizuho Securities USA LLC toll-free at (866) 271-7403, PNC Capital Markets LLC toll-

free at (855) 881-0697, SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.